EXHIBIT 4.10
ANNUITY AGREEMENT

AGREEMENT, dated as of January 1, 2005, between Saatchi & Saatchi North America, Inc., a company incorporated in Delaware, United States of America (the “Company”), and Kevin Roberts (the “Executive”).
WITNESSETH
WHEREAS, the Executive is a valued employee of the Company; and
WHEREAS, the Executive and the Company have entered into a new Employment Agreement made with effect from January 1, 2005 (the “Employment Agreement”); and
WHEREAS, the Company is desirous of inducing the Executive to remain in the Company’s employ until December 31, 2008; and
WHEREAS, the Company and the Executive wish to terminate the Executive’s Pension Agreement of November 30, 2002, and replace it with this Agreement.
NOW, THEREFORE, in consideration of the agreements herein contained, the parties hereto agree as follows:
1.	Amount of Payments
(a)	The Company will unconditionally pay to the Executive or his executor(s), administrator(s) or legal representative(s), cash payments in the following amounts on the following dates:

Last working day in November, 2005	US$	1,154,000
Last working day in November, 2006	US$	1,154,000

	US$	2,308,000

(b)	Subject to the terms and conditions of this Agreement, and except as provided in section 2 below, the Company will pay to the Executive or his executor(s), administrator(s) or legal representative(s), cash payments in the following amounts on the following dates (each a “Payment”):

Last working day in June, 2007	US$	1,275,000
Last working day in June, 2008	US$	1,275,000
Last working day in June, 2009	US$	1,275,000

	US$	3,825,000

2.	Employment terminated by the Executive other than for Good Reason or by the Company for Cause

In the event that before December 31, 2008, the Executive voluntarily terminates his employment with the Company and its subsidiaries and affiliates, other than for Good Reason (as defined in the Employment Agreement), or the Company terminates the Executive’s employment for Cause (as defined in the Employment Agreement), each remaining Payment under section 1(b) shall be adjusted equally (but not below zero) so that the total of all payments (including those previously made under section 1(b)) shall equal the amount of the total Payments set forth in section 1(b) of this Agreement multiplied by a fraction, the numerator of which is the number of months the Executive has remained in the employ of the Company beginning on October 1, 2005 until the date of such termination, and the denominator of which is 39.

3.	Employment terminated by the Company other than for Cause or by the Executive for Good Reason

In the event that before December 31, 2008, the Company or the Executive terminates the Employment Agreement in the circumstances to which paragraph Second C.1 or paragraph Second D.1 of that agreement applies, then the amount of the Payments set forth in section 1(b) of this Agreement shall be unchanged and the Company will pay to the Executive or his executor(s), administrator(s) or legal representative(s), each Payment at its due date as set out in section 1(b).

4.	Miscellaneous
(a)	This Agreement is in consideration for and shall be deemed to form part of the Employment Agreement.

(b)	This Agreement, together with the Employment Agreement, contains the entire understanding between the parties hereto with respect to the subject matter hereof and may not be modified or amended except in a writing signed by the parties hereto. Neither this Agreement nor any rights hereunder may be assigned by the Executive, except that upon the death of the Executive, the Executive’s rights under this Agreement shall be transferred in accordance with law to the Executive’s executor(s), administrator(s) or legal representative(s). This Agreement:
(i)	shall be binding upon and shall inure to the benefit of the Company, the Company’s successors and assigns, and the Executive and his administrator(s), executor(s), and legal representative(s); and

(ii)	has been made under and shall be governed by and construed in accordance with the laws of the State of New York, excluding its conflict of law rules, and the parties submit to the non-exclusive jurisdiction of the courts of the State of New York.
5.	Tax

Withholding tax will be deducted from the Payments, if appropriate.

6.	Termination of Prior Agreements

This Agreement supersedes all prior agreements with respect to the subject matter hereof. Without limiting the generality of the foregoing, the Executive’s Pension Agreement of November 30, 2002 shall terminate with effect from January 1, 2005, and no liability shall attach to the Company for the early termination of such Pension Agreement. The Executive acknowledges that he has previously been paid all amounts owed to him to date under such Pension Agreement.

7.	Time of Payments

Amounts payable to the Executive by the Company under this Agreement shall be paid on the date on which they fall due. Any payment not paid by that time shall accrue interest from the due date through to the date it is actually paid to the Executive at the short-term applicable federal rate provided for in Section 7872(f)(2)(A) of the US Internal Revenue Code of 1986, as amended, as in effect on the due date, plus two percent (2%), but not in excess of the highest applicable legal rate.
IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the date first written.
SAATCHI & SAATCHI NORTH AMERICA, INC.

By	/s/ William Cochrane Chief Financial Officer
KEVIN ROBERTS
/s/ Kevin Roberts

Kevin Roberts